CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form F-10 of Goldcorp Inc. of our report dated February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004) with respect to the consolidated balance sheets of Wheaton River Minerals Ltd. as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003.

/s/ Deloitte & Touche LLP

Vancouver, British Columbia
December 29, 2004